5925 Carnegie Blvd, Suite 110

Charlotte, NC 28209

VIA EDGAR

November 21, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	ROCF II Series, a series of Red Oak Capital Fund Series, LLC
Application on Form T-3 for Qualification of Indenture Under the Trust Indenture Act of 1939 File No.: 22-29118

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 (File No. 22-29118) (as amended by Amendment No. 1 on Form T-3A, the “Form T-3”) of ROCF II Series (the “Issuer” or the “Applicant”), a series of Red Oak Capital Fund Series, LLC (the “Company”), initially filed on November 18, 2024 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the 9.5% Senior Secured Bonds to be issued by the Issuer.  On November 21, 2024, the Applicant filed Amendment No. 1 to the above referenced Form T-3.

In accordance with Section 307(c) of the Act, the Applicant hereby respectfully requests the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 8:00 AM (Eastern time) on November 25, 2024 or as soon as reasonably practicable thereafter.

In connection with this request for the acceleration of the effective date of the application for qualification, the Applicant acknowledges that:

(i)

should the Commission or the Staff, acting pursuant to delegated authority, declare the application for qualification effective, it does not foreclose the Commission from taking any action with respect to the application for qualification;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the application for qualification effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the application for qualification; and

(iii)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Michael K. Rafter ((404 322-6627)) or Gary M. Brown ((615) 390-7230)) of Nelson Mullins Riley & Scarborough, LLP.

[Signature page follows]

Securities and Exchange Commission

November 21, 2024

Very truly yours,

ROCF II Series, a series of Red Oak Capital Fund Series, LLC, a Delaware series limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company (its manager)

By:	/s/ Robert R. Kaplan, Jr.
	Name:	Robert R. Kaplan, Jr.
	Title:	Authorized Officer